FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of MARCH, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date     March 21, 2001              By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                       [HILTON PETROLEUM LTD. LETTERHEAD]


Contact: Des O'Kell                                          Contact: Bob Jordan
Canadian Investor Relations                      U.S. Investor & Media Relations
1-888-303-3361                                                    1-888-948-0075
E-mail: elandjennings.com/eastlost.htm               E-mail: hilton@mdcgroup.com

FOR IMMEDIATE RELEASE: 3-21-01


            HILTON PETROLEUM UPDATES EAST LOST HILLS DRILLING PROJECT

          PRELIMINARY TEST REPORT ON BERKLEY # 2 WELL RAISES QUESTIONS.


BAKERSFIELD, CA - MARCH 21, 2001 -- Hilton Petroleum Ltd. (CDNX:HTP/OTCBB:HTPTF) announced today that preliminary test results on the East Lost Hills Berkley # 2 well are disappointing but inconclusive until data recorders can be retrieved from the well and analyzed. Initial flow rates indicated over 5 million cubic feet per day. After several days the flow rate dropped to 3mmcf per day, raising questions as to what is going on within the well bore.

Hilton's Chairman/CEO Don Busby explains that the Berkley #2 well was drilled to a total depth of 18,011 feet and on March 12th initial well testing procedures commenced. The well was been perforated three times and on March 15th the downhole recorders were placed in the hole. Testing procedures are still ongoing.

"It's important to understand why drilling of the well stopped at the upper sand packages," says Busby. "The theory was, that the 2,700 foot vertical hydro-carbon column could be drained through the vertical fractures, if they existed, without drilling the well to 20,000 feet. This would have been a savings of over $4,000,000 per well. The decision was made to drill into the first charged zone, called the 1st Caneros, stop, perforate and bring the well on stream."

Busby says that when drilling the 1st Caneros, evidence indicated it was charged, however the pressure was some 600 to 800 lbs. lower than expected. A decision was then made to drill an additional 250 feet to see if the higher pressure sand was encountered. At approximately 240 feet the higher pressure was encountered in the 2nd Caneros, substantial mud losses were encountered and gas was flared to the surface. The drilling was stopped, and a liner was set and cemented in. During the cementing process the cement flashed setting approximately 1200 feet of drill pipe in the well bore covering the area known as the 1st Caneros. A washover was attempted to remove the pipe but found to be too expensive so the 2nd Caneros was perforated over a distance of 52 feet.

"We felt that if the vertical fracturing was present, the well would be very productive," Busby explains "However, the first set of perforations was insufficient so the liner was perforated two additional times in order to allow the gas to more easily flow into the well bore. The initial flow was over 5 million cubic feet per day. After several days the flow dropped to approximately 3 million cubic feet per day."

Busby explains that for one to completely understand what is happening in the bottom of the well bore, such as skin damage, matrix contribution, etc., the recorders will have to be retrieved from the well and analyzed. However, Busby concludes that some important observations and conclusions can be made at this time, specifically:

         1. The Berkley #2 has shown that the 2,700-foot hydro-carbon column cannot be drained by drilling into the Upper Caneros sands.

         2. We now know that 52 feet of perforations is not sufficient to produce 20 million cubic feet or more of gas per day.

         3. The Berkley #1 well has 320 feet of perforations and tested up to 23 million cubic feet per day.

         4. Assuming the lower sands, the Bloemer Phacoides, will produce for many years we will need one well drilled to a depth of 20,300 feet to produce the lower sand package and one well drilled to 19,000 feet to produce the upper sand packages, with at least 600 feet of perforation in each well to allow for adequate flow into the well bore.



BERKLEY#1

Meanwhile, Busby says that the Berkley #1 well continues to perform as expected. Some production restrictions have been caused by down stream processing problems since the well was initially put on production. The well is capable of producing 13 to 20 million cubic feet per day as previously reported by Berkley Petroleum.

BERKLEY #3

The Berkley #3 well is drilling ahead at a depth of 20,800 feet targeting the Point of Rocks sands. The well is currently permitted to a depth of 22,000 feet and the drill rig is capable of drilling to a depth of 25,000 feet. The daily drilling rate now averages approximately 30 feet per day. It should be noted that bit changes now take 40 hours round trip. Gas has been encountered from 19,750 feet to our present depth and has been flared to the surface on three separate occasions.

BERKLEY #4

The Berkley #4 well is at 16,420 feet. Currently the bit and mud motor are being changed. It is anticipated that casing will be set at approximately 16,800 feet prior to encountering the Temblor group of sands. The target total depth of this well is 20,000 feet.

Busby says that upcoming plans for drilling in the East Lost Hills area is as follows:

     o Pyramid Power, which is north of East Lost Hills, is scheduled to spud in May, 2001

     o Lucky Dog, which is south of East Lost Hills, is scheduled to spud in July, 2001.

     o Five drill rigs are scheduled to be operating at East Lost Hills by the end of 2001, for a total of seven rigs.

     o AERA is scheduled to drill a deep test well north of the Berkley #2 well by approximately mid 2001.

Hilton Petroleum Ltd. is a Canadian company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the U.S. on the OTC Bulletin Board as (OTC: HTPTF). Additional information about Hilton can be found at its Internet Web site: WWW.HILTONPETROLEUM.COM; or by contacting Des O'Kell in Canada at 1-888-303-3361 or Bob Jordan in the U.S. at 1- 888-948-0075 HILTON@MDCGROUP.COM.

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the Hilton Petroleum Ltd. believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it gives no assurance that its expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission.
                                      ####